UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Response to Disclosure Inquiry (Rumors or Media Reports)

On August 10, 2026, the Korea Exchange made a disclosure inquiry to SK hynix Inc. (the “Company”) regarding media reports that the Company is pursuing the sale of an ownership stake in its packaging plant in Chongqing, China (reported to be valued at approximately Won 4 trillion).

The Company hereby clarifies that, while it is reviewing various measures to strengthen the competitiveness of its packaging business, no matters have been determined as of the date hereof. The Company will make a further disclosure either when specific details are confirmed or within three months of the date of this report.

 Related Disclosure: See the current report on Form 6-K titled “Response to Disclosure Inquiry (Rumors or Media Reports)” furnished by the Company on August 10, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: September 9, 2026